FORUM FUNDS
INVESTMENT ADVISORY AGREEMENT
Appendix A
November 1, 2016

Funds of the Trust	Fee as a % of the Annual Average Daily Net Assets of the Fund

Auxier Focus Fund	0.80%

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first written above.

FORUM FUNDS

By:	/s/ Jessica Chase
Jessica Chase
Title:	President

AUXIER ASSET MANAGEMENT, LLC

By:	/s/ J. Jeffrey Auxier
J. Jeffrey Auxier
Title:	President